SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Onconetix, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

68237Q104

(CUSIP Number)

Christian Bruhlmann

c/o Proteomedix AG

Wagistrasse 23

8952 Schlieren

Switzerland

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68237Q104	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Christian Bruhlmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 433,910
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 433,910
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 433,910
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.23%
14	TYPE OF REPORTING PERSON IN

(1)	The common stock was acquired beneficially as further described in below in Item 3 of this Statement.

CUSIP No. 68237Q104	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D is filed (this “Schedule 13D”) by the Reporting Person (as identified above and defined below) with respect to the common stock, par value $0.00001 (“Shares”) of Onconetix, Inc., a Delaware company, with its principal executive offices located at 201 E. Fifth Street, Suite 1900, Cincinnati, Ohio.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by the following person (“Reporting Person”):

Christian Bruhlmann (“Christian Bruhlmann”)

(b)	Christian Bruhlmann’s business address is Wagistrasse 23, 8952 Schlieren, Switzerland.

(c)	Christian Bruhlmann is an officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Christian Bruhlmann is a citizen of Switzerland.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person has acquired all of the Shares beneficially owned by him pursuant to a certain Share Exchange Agreement (“SEA”), dated December 15, 2023, by and among the Issuer, Proteomedix AG (“Proteomedix”), all the holders of Proteomedix capital stock. In connection with the transactions contemplated by the Share Exchange Agreement, the Issuer acquired all of the issued and outstanding equity interests of Proteomedix, Proteomedix became a direct, wholly-owned subsidiary of the Issuer, and the Issuer introduced Onconetix, Inc. as the new name for the combined company (the “PMX Acquisition”).

As a holder of certain Proteomedix equity interests, on December 15, 2023, the Reporting Person received 236,029 Shares and 171,204 shares of Series B Convertible Preferred Stock of the Issuer in consideration for the entirety of his equity interests in Proteomedix. In accordance with the Certificate of Designation for the Series B Convertible Preferred Stock, each share of Series B Convertible Preferred Stock automatically converted into 100 shares of the Issuer’s common stock (the “Conversion Shares”) upon the latest date upon which (i) the Issuer obtained stockholder approval with respect to the issuance of the Series B Convertible Preferred Stock and the Conversion Shares in excess of 20% of the issued and outstanding Shares on the first issuance date of any preferred stock of the Issuer (the “Stockholder Approval”) and (ii) the date which the Issuer effected an increase in the number of shares of common stock authorized in its certificate of incorporation to effectuate the transactions as contemplated in the SEA and other ancillary documents in connection therewith. The Issuer (i) obtained the requisite Stockholder Approval at its 2024 Annual Meeting of the Stockholders held on September 5, 2024 and (ii) effectuated a 1-for-40 reverse split of the Issuer’s Shares on September 24, 2024. As a result, the 171,204 shares of Series B Convertible Preferred Stock held by the Reporting Person automatically converted into 428,010 Shares on September 24, 2024. Therefore, as of September 24, 2024, the Reporting Person beneficially owns an aggregate of 433,910 Shares on a post-split basis.

CUSIP No. 68237Q104	13D	Page 4 of 5 Pages

Item 4. Purpose of Transaction.

The Reporting Person has acquired all of the Shares beneficially as described above in Item 3. The Reporting Person serves as the Chief Strategy Officer of the Issuer and, as a result, may be asked to discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Other than in connection with the prior PMX Acquisition and except as may be set forth herein, the Reporting Person has no current intention, plans or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Incorporated by reference to Items 11 and 13 of the Cover Page.

(b)	Incorporated by reference to Items 7-10 of the Cover Page.

(c)	The Reporting Person has not effected any transactions of the Shares during the 60 days preceding the date of this Schedule 13D.

(d)	None

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreement – Pursuant to the terms of a Lock-Up Agreement dated December 15, 2023 (the “Lock-Up Agreement”), a copy of the form of which is attached to this Schedule 13D as Exhibit B and incorporated herein by reference, the Reporting Person has agreed, subject to certain exceptions, (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the Shares issued pursuant to the SEA or upon conversion of the Series B Convertible Preferred Stock of the Issuer, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of such shares or other securities, in cash or otherwise (subject to certain exceptions) during the period commencing December 15, 2023 and ending on the earlier of December 31, 2024 and the 6-month anniversary of the date of Stockholder Approval of the issuance of the Shares upon conversion of the Series B Preferred Stock of the Issuer (and other matters).

Item 7. Material to Be Filed as Exhibits.

A.	Share Exchange Agreement dated as of December 15, 2023 by and among Proteomedix AG, Onconetix, Inc., the Sellers and Thomas Meier as the Sellers’ Representative (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-41294), filed on December 21, 2023)

B.	Form of Lock-Up Agreement dated as of December 15, 2023 by and between Onconetix, Inc. and holders of its securities, including the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-41294), filed on December 21, 2023)

CUSIP No. 68237Q104	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the person named below agree to the filing of this Statement on Schedule 13D with respect to the Shares.

Dated: October 1, 2024

CHRISTIAN BRUHLMANN

/s/ Christian Bruhlmann